TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD STRENGTHENS BOARD OF DIRECTORS
WITH TWO NEW APPOINTMENTS

Toronto, Ontario, December 14, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company") is pleased to announce the appointment of Anne Marie Toutant and Deborah Starkman as independent non-executive Directors to the Company's Board of Directors, effective immediately.

Anne Marie Toutant is a well-respected mining executive with over 30 years of experience in the Canadian extractive industries. She is recently retired from Suncor Energy, where she held increasingly senior executive and leadership positions since 2004. In her roles at Suncor, she oversaw the safe commissioning and start-up of the $17B open-pit Fort Hills project in northern Alberta, including accelerating implementation of an autonomous haulage system at the oil sands mines, and other digital innovation initiatives. Her work helped secure the John T. Ryan Western Regional Award for Select Mines for 2011 safety performance at the Millennium Mine, one of the world's largest open-pit mines. Ms. Toutant has a background in ESG related facets of mining, fostering positive relationships with First Nations, Metis and local communities. Prior to 2004, Anne Marie held numerous operating and engineering roles in metallurgical and thermal coal mines in western Canada for Cardinal River Coals Ltd. and Luscar Ltd., becoming one of Canada's first female mine managers in 1998. She is the Past Chair of the Mining Association of Canada (MAC) and a Director from 2007-2019 and is the President-elect of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). Anne Marie is a Professional Engineer and holds a Bachelor of Science Degree in Mining Engineering from the University of Alberta.

Deborah Starkman brings over 25 years of extensive capital markets expertise providing oversight in all aspects of finance, management, liquidity and capital management, regulatory and risk reporting in financial services. Ms. Starkman was previously Chief Financial Officer and Corporate Secretary of GMP Capital Inc., a Canadian independent financial services firm, where she oversaw finance, operations, investor relations, human resources and IT functions at the firm. Prior to her appointment in 2012 as CFO, Ms. Starkman was Managing Director, Finance, Head of Regulatory Reporting and Risk Management at GMP Securities. Prior to joining GMP, she was Managing Director, Product Finance at the brokerage arm of a major Canadian bank. Deborah currently serves as the CFO at Dream Unlimited Corp., one of Canada's leading real estate companies and a leader in ESG practices and Impact investing. Deborah is a Chartered Professional Accountant and a Chartered Financial Analyst and holds a BA in Political Science from the University of Western Ontario, as well as a BComm from the University of Windsor.

Don Charter, Chair of the Board of Directors of IAMGOLD, commented, "We are very pleased to welcome Anne Marie and Deborah to the IAMGOLD team, two experienced executives who bring a wealth of operational, project management, technical, and financial expertise that will further strengthen the board. These appointments come at an exciting and critical time for IAMGOLD, as we execute on our transformational growth pipeline by entering the construction build phase of the Côté Gold Project. The board will continue with its commitment to corporate governance best practices, board diversity and board renewal."

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. On July 21, 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co. Ltd., announced the decision to proceed with the construction of the Côté Gold Project.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.